Exhibit 99.4

Management’s Report on Internal Control over Financial Reporting

The management of Tsakos Energy Navigation Limited and its subsidiaries (the “Company”), according to Rule 13a-15(f) of the Securities Exchange Act of 1934, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. However, in any system of internal control there are inherent limitations and consequently internal control over financial reporting may not absolutely prevent or detect misstatements.

The Company’s system of internal control over financial reporting includes policies and procedures that:

(i)        pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii)        provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and

(iii)        provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal controls over financial reporting, misstatements may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established within Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on our assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2016, is effective.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2016, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into this Form 6-K.

/s/ Nikolas P. Tsakos	/s/ Paul Durham
Nikolas P. Tsakos	Paul Durham
President and Chief Executive Officer	Chief Financial Officer

Date: March 28, 2017